

Mail Stop 7010

March 1, 2007

Dr. Jose Luis Guerrero
The ICA Corporation
Mineria No. 145
Edificio Central
11800 Mexico City
Mexico

> **RE:** **The ICA Corporation**
> **Form 20-F**
> **Filed July 17, 2006**
> **File # 1-11080**

Dear Dr. Guerrero:

> We have reviewed your response letter dated February 2, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the fiscal year ended December 31, 2005
Note 28. Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America, page F-47

(a) Proportionate gross consolidation method, page F-50

1. We have reviewed your response to our prior comment one. We note your belief that an S. de R.L. is an unincorporated entity that is similar to a limited liability company or a limited liability partnership under U.S. law. Please supplementally provide us with a copy of the bylaws of ICAFD and any other relevant documents and, with specific reference to the terms of these documents, provide a more comprehensive analysis as to how you have concluded that ICAFD is an unincorporated entity. Ensure your analysis addresses the guidance in EITF 03-16 – Accounting For Investments in Limited Liability Companies.

(b) Liability for severance payments, page F-52

2. We note your response to our prior comment two. We note that there was a significant passage of time from when you concluded that a liability should have been recorded under US GAAP (November 22, 2005) to when you were ultimately in a position to make that correction (July 17, 2007). Given this apparent inability to timely correct material errors after discovery, it appears to us that you should consider this issue in your fiscal 2006 evaluation of Disclosure Controls and Procedures as well as your assessment of internal controls under Section 404 of Sarbanes-Oxley. Please confirm to us your intentions in this matter.

(3) Statement of cash flows, page F-57

3. We note your response to our prior comment three. Please revise future filings so that your Statement of Cash Flows begins with consolidated net income (loss) as per your consolidated statement of operations. Any relevant adjustments should be made with the adjustments to reconcile net income to net cash provided by operating activities.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief